Ziegler, Ziegler & Associates LLP
                               Counselors at Law
                               570 Lexington Avenue
                                    44th Floor
                              New York, New York 10022
                                   (212) 319-7600
                               Telecopier (212) 319-7605



                                 October 4, 2005



VIA FACSIMILE AND FEDERAL EXPRESS
Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:        Micromem Technologies Inc.
                      Commission File No. 0-26005
                      Registration Statement on Form F-3
                      Registration No. 333-126132

Dear Sirs:

       On behalf of our client, Micromem Technologies Inc. ("Micromem" or the "Company"), set forth herein are responses to your letter dated September 20, 2005 relating to the Registration Statement on Form F-3 (the "Registration Statement") filed by the Company on June 27, 2005 (SEC File No. 333-126132). For ease of reference, the designated paragraphs in this letter correspond to the numbered paragraphs in your letter of September 20.

       As was the case with our initial response letter dated August 10, 2005, we are submitting these responses prior to the filing of Pre-Effective Amendment to the Registration Statement. It is our intent to file such an Amendment after resolving the issues raised in your comment letter.

       In order to address certain concerns that have been raised regarding the Series B Warrants, the Company has advised that it is willing to withdraw the registration of the common shares underlying the Series B Warrants and to modify the terms of such warrants. The proposed modification would constitute a waiver of the condition that investors must first exercise the Series A Warrants in order to receive Series B Warrants. As a result, the Series B Warrants would become immediately exercisable upon the Company's grant of such waiver, without any additional payment being made or action taken by the investors.

       The Company's waiver of the existing contingency relating to the Series B Warrants would not in our view raise any registration issues under the Securities Act of 1933. Although the waiver would cause the Series B Warrants to become immediately issuable and exercisable, this would not be a sale for purposes of the Securities Act because there would be no payment of additional value by the investors. The waiver would be a unilateral action taken by the Company without any consideration being paid to or received by it. Investors would have no opportunity to make any investment decision with respect to such modification of the Series B Warrants. Accordingly, the granting of a right for investors to exercise their Series B Warrants would not constitute a separate offering. This would preclude any integration concerns relating to the modification of the Series B Warrants, since there would be no offer or sale involved. Additionally, for purposes of Rule 152 under the Securities Act, the proposed modification would further confirm that the offer and sale of the Series B Warrants has been completed and that the Rule is therefore available to separate the issuance and resale transactions with respect to the warrants.

       In our view, upon the withdrawal from the Registration Statement of the common shares underlying the Series B Warrants and the modification of the Series B Warrants, the remaining securities (i.e., the common shares issued to the investors and the common shares issuable upon exercise of the Series A Warrants) should continue to be covered by the existing Registration Statement. There would be no change to any of the terms relating to these securities. As of the closing date of the private placement in which such securities were sold, and at all times thereafter, they have met the conditions for the PIPE exemption pursuant to Interpretation 3S. The investors were irrevocably bound to purchase, and did in fact purchase, a set number of such securities at a fixed purchase price without any further conditions. This will remain unchanged after the withdrawal and modification of the Series B Warrants. Therefore any concerns regarding the Series B Warrants should not cause the remaining securities to be removed from registration.

       In view of the foregoing, we have the following responses to the comments raised in your letter of September 21, 2005:

       1. We believe the proposed withdrawal and modification of the Series B Warrants would address any concerns as to whether such warrants fall within the scope of Interpretation 3S. As a result of the proposed modification, the Series B Warrants would be fully vested and exercisable. There would not be any condition to the investors' receipt of such Warrants, and hence no economic decision to be made prior to the receipt thereof. Additionally, there would be a clear demarcation between the issuance and resale of the shares underlying the Series B Warrants, as such resale would not be made, nor the registration of such resale sought, until after the Series B Warrants are fully vested and issued. As modified, the Series B Warrants would be identical in all respects to the Series A Warrants and therefore registrable on the same basis as the Series A Warrants pursuant to Interpretation 3S.

       2. Your letter states that, under the existing warrant structure, the Company would arguably seek to register the common shares underlying the Series B Warrants before the issuance of the warrants is completed. We believe the proposed withdrawal and modification would address such concerns. As discussed above, the Company would withdraw the Series B Warrants from registration and revise the Series B Warrants to make them immediately issuable and exercisable. As a result there should remain no question that the issuance of the Series B Warrants has been completed and that no further conditions attach thereto. Any registration of the shares underlying the Series B Warrants would occur only after such modification and pursuant to a separate registration statement. Additionally, there will have been no public offering of the Series B Warrants or the underlying shares, as these securities will be withdrawn from registration before any offers or sales have been made.

       3. We believe the proposed modification to the Series B Warrants would also address the concerns raised in Item 3 of your letter. As discussed above, the Series B Warrants would become currently issuable and exercisable, which would resolve any issues under Interpretation S as to whether the offering of the warrants is ongoing or whether the investors have a commitment to purchase such warrants.

       4. The individuals exercising voting control with respect to those selling shareholders that are non-public entities are as follows: (i) OCRA Holding Corporation - Oliver Nepomuceno; (ii) VBS Partnership - Peter Ver Halen;
(iii) Corinthian Holdings LLC - Mitchell Manoff; and (iv) Ziegler & Ziegler Profit Sharing Plan - Scott Ziegler. These individuals will be identified in the "Selling Shareholder" section of the prospectus.

       5. Further to its prior response to Comment 6 of you letter dated July 27, 2005, the Company has advised that its Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year ended October 31, 2004, the Company's disclosure controls and procedures were effective and were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

       6. Although the Company implemented a number of improvements in its internal control over financial reporting during the fiscal year ended October 31, 2004, the Company has advised that such changes have not materially affected its internal controls over financial reporting. Accordingly these changes do not fall within the scope of Item 15(d) of Form 20-F.


       Please do not hesitate to contact the undersigned at (212) 319-7600 to discuss any comments or questions you may have regarding the foregoing responses.


                                                        Very truly yours,



                                                        /s/ George E. Boychuk



cc:     Daniel Lee
        Division of Corporate Finance
        Securities and Exchange Commission

        Joseph Fuda
        Dan Amadori
        Micromem Technologies Inc.